UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

Ocera Therapeutics, Inc.

(Name of Subject Company)

Ocera Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

67552A108

(CUSIP Number of Class of Securities)

Ocera Therapeutics, Inc.

555 Twin Dolphin Drive, Suite 615

Redwood City, California 94065

(650) 475-0150

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Mitchell S. Bloom, Esq.

Daniel Lang, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 813-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 9, 2017 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Ocera Therapeutics, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by MEH Acquisition Co. (“Purchaser”), a Delaware corporation and direct wholly-owned subsidiary of MAK LLC (“Parent”), a Delaware limited liability company and an indirect wholly-owned subsidiary of Mallinckrodt plc (“Mallinckrodt”), an Irish public limited company, to purchase all of the Company’s outstanding shares, par value $0.00001 per share (the “Shares”), at an offer price of (i) $1.52 per Share, net to the holder in cash, plus (ii) one non-transferrable contingent value right per Share, which represents the contractual right to receive one or more payments in cash currently estimated to be up to $2.58 in the aggregate, contingent upon the achievement of certain milestones under a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into among Parent, Continental Stock Transfer & Trust Company, as rights agent, and for limited purposes, Mallinckrodt, at or prior to the time that Purchaser accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer, without interest (subject to limited exceptions specified in the CVR Agreement) and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Mallinckrodt, Purchaser and Parent with the SEC on November 9, 2017. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Company is providing with this Amendment certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. This Amendment is being filed in order to moot unmeritorious claims made in connection with litigation described in the Schedule 14D-9 and to alleviate the costs, risks and uncertainties inherent in litigation. Nothing in the Amendment shall be deemed an admission of wrongdoing of any kind, including but not limited to the legal necessity or materiality under applicable laws of any of the disclosures set forth herein, or any violation of any law. The Company specifically denies that any additional disclosure was or is required.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) of the Schedule 14D-9 is hereby amended and supplemented by restating the final full paragraph on page 4:

“Based on the current capitalization information of the Company, the maximum aggregate payment per CVR is currently estimated to be $2.58, assuming 27,878,448 diluted shares at closing to exchange for CVRs.”

Item 4.	The Solicitation or Recommendation

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby further amended and supplemented by restating the third sentence in the third paragraph on page 21 in the section titled “Background of the Transactions” with the following:

“Upon further review during the due diligence process and feedback from potential partners regarding various issues—including, without limitation, the possibility, based in part on the results of the pK/pD Study, that the IV formulation of OCR-002 might require another Phase 2 clinical trial to establish the optimal dose before the program could advance to Phase 3 clinical trials, uncertainty about the potential Phase 3 clinical trial design for the IV formulation of OCR-002, lack of regulatory clarity, mixed views on the market opportunity and potential safety concerns raised by the Phase 2b STOP-HE clinical data—management revised and the Board approved revised financial projections of Ocera as a standalone company prepared by management.”

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented by restating the first sentence of the fourth paragraph on page 34:

“MTS’s discounted cash flow analysis on the Company applied a range of discount rates of 18% to 22% and assumed no terminal value, as the Company Projections assume rapid genericization of the drug after patent expiry in 2030.”

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text to the end of the fourth paragraph on page 34:

“The cost of equity underlying the WACC calculation incorporated assumptions concerning the 20-year U.S. Treasury Note Yield as of October 31, 2017, an equity market risk premium, and a company size premium based on market research concerning companies with a market capitalization below $108.6 million. The average of selected comparable single-product commercial-stage companies’ capital structure underlying the WACC analysis calculated the debt capital as a percentage of total capitalization. The pre-tax cost of debt was based on the yield of outstanding Company notes. The WACC calculation assumed an effective tax rate of 20% based on assumptions provided by management to MTS.”

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence to the end of the last paragraph on page 34:

“The MTS Opinion was not based upon calculations of the implied values of the Company absent POS adjustments given that the Company depends substantially on the success of its sole clinical product candidate, OCR-002, and as such, the Company may never successfully complete the development of OCR-002, obtain regulatory approval or successfully commercialize the product candidate.”

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence to the end of the third paragraph on page 35:

“MTS did not review or calculate any trading multiples of the selected companies because MTS did not consider such analysis appropriate given the Company’s anticipated distant horizon with respect to earning revenues or earnings.”

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented by restating the final paragraph on page 35:

“Based on the range of enterprise values of the above selected companies as adjusted by the Net Cash Adjustment, divided by the Company’s outstanding diluted share count as of October 31, 2017, of 27.698 million shares based on 26.514 million shares outstanding, ..026 million net options, ..017 million net warrants, and 1.14 million restricted stock units, the comparable companies analysis resulted in an illustrative per share of Common Stock equity value range of $0.40 to $3.80 (rounded to the nearest ten cents).

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence to the end of the second to last paragraph on page 36:

“MTS did not review or calculate any trading multiples of the target companies in the selected transactions because MTS did not consider such analysis appropriate given the Company’s anticipated distant horizon with respect to earning revenues or earnings.”

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as footnote (3) underneath footnote (2) on page 40:

(3)    Change in net working capital as a % of revenue is estimated to be 2% to account for the capital requirement of the Company to fund daily operations. Depreciation, amortization and capital expenditures is excluded as the Company contracts out manufacturing and research functions, and does not own assets that would render such assumptions relevant.

Item 8.	Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraph on page 47 of the Schedule 14D-9 under the heading “Litigation” with the following:

“Between November 17, 2017 and November 30, 2017, three plaintiffs filed lawsuits in the United States District Court for the Northern District of California. Two of those three lawsuits are putative class actions, captioned Anthony Franchi v. Ocera Therapeutics, Inc. et al., Case No. 3:17-cv-06636 (November 17, 2017) (the “Franchi Complaint”) and William Paulus v. Ocera Therapeutics, Inc. et al., Case No. 5:17-cv-06876 (November 30, 2017) (the “Paulus Complaint”). The other lawsuit brought on behalf of one stockholder individually is captioned Samuel P. Clarke v. Ocera Therapeutics, Inc. et al., Case No. 3:17-cv-06687 (November 20, 2017) (the “Clarke Complaint,” and together with the Franchi Complaint and the Paulus Complaint, the “Lawsuits”). The Franchi Complaint and Clarke Complaint name as defendants the Company, all members of the Board, Mallinckrodt, Purchaser, and Parent. The Paulus Complaint names as defendants the Company and all members of the Board.

Among other things, the Lawsuits allege that the named defendants misrepresented and/or omitted to state material information in the Schedule 14D-9, rendering it false and misleading and in violation of Section 14(e) and Section 14(d) of the Exchange Act and related regulations. In addition, the Lawsuits allege that the members of the Board (and Mallinckrodt in the Franchi Complaint only) acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Schedule 14D-9.

Each Lawsuit seeks, among other things: an order enjoining consummation of the Transactions; rescission of the Transactions if they have already been consummated or rescissory damages; and, an award of costs, including attorneys’ fees and experts’ fees. The Franchi Complaint also seeks an order directing the Company to file a solicitation statement that does not contain any untrue statement of material fact and states all material facts required in order to make the statements contained therein not misleading, and a declaration that the defendants violated Sections 14(e), 14(d), 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder. The Clarke Complaint similarly seeks an order declaring that the Schedule 14D-9 filed by the defendants was materially false or misleading.

Similar cases to the Lawsuits may also be filed in connection with the Merger.

The Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9 (the “Supplemental Disclosures”). The Supplemental Disclosures are being provided in order to moot unmeritorious claims made in connection with the Lawsuits and to alleviate the costs, risks and uncertainties inherent in litigation. Nothing in the Supplemental Disclosures shall be deemed an admission of wrongdoing of any kind, including but not limited to the legal necessity or materiality under applicable laws of any of the Supplemental Disclosures, or any violation of any law. The Company specifically denies that the Supplemental Disclosures were or are required.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 1, 2017

Ocera Therapeutics, Inc.

By:	/s/ Michael Byrnes
	Name:	Michael Byrnes
	Title:	Chief Financial Officer and Treasurer

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